        [American Medical Technologies, Inc. Letterhead]

July 12, 2002

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:
    S-3 Registration Statement Filed May 6, 2002
    Registration No. 333-87634

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, American Medical Technologies, Inc. (the "Registrant") applies for an order granting the immediate withdrawal of the above referenced Registration Statement on Form S-3. The Registration Statement was originally filed on May 6, 2002.

        The Registrant does not anticipate completing the transaction described in the Registration Statement. Therefore, the Registrant feels that it is in the best interests of the public and necessary for the protection of investors that the Registrant withdraws the current filing. No securities have been sold under the Registration Statement.

        The Registrant requests confirmation that the withdrawal of the Registration Statement, including all exhibits, be issued by the Commission as soon as possible on the grounds that the withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

        Please provide the Registrant a facsimile copy of the confirmation as soon as it is available at facsimile number (361) 289-2681. If you have any questions regarding the foregoing application for withdrawal, please feel free to contact me at (361) 289-1145. Thank you for your assistance with this matter.

                      Sincerely,

                      /s/ John E. Vickers III
                      John E. Vickers III
                      Chief Operating Officer

        cc: Tom Jones (via facsimile)